UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34694 / August 31, 2022

In the Matter of:

MSD Investment Corp.
MSD Partners, L.P.
MSD Credit Opportunity Master Fund, L.P.
MSD Credit Opportunity Master Fund II, L.P.
MSD Credit Opportunity Fund, L.P.
MSD Credit Opportunity Fund (Cayman), L.P.
MSD Credit Opportunity Fund, Ltd.
MSD Debt REIT Holdings, L.P.
MSDC EIV, LLC
MSD EIV Private, LLC
MSD RCOF TRS, LLC
MSD RCOF TRS (Cayman) LTD.
MSD Real Estate Credit Opportunity Fund L.P.
MSD Real Estate Credit Opportunity Fund-C L.P.
RCOF-C Intermediate (Cayman), L.P.
RCOF-C Intermediate, L.P.
MSD Special Investments Fund, L.P.
MSD SIF Holdings, L.P.
MSD Special Investments Fund (Cayman), L.P.
MSD SIF (Cayman), L.P.
MSD Alpine Credit Opportunity Fund, LP
MSD SBAFLA Fund, L.P.
MSD UK Holdings Limited
MSD UK Holdings Ltd
MSD UK Aggregator Fund, LLC
MSD PCOF SMA 1, LLC
MSD PCOF SMA 2, LLC
MSD RCOF SMA 1, LLC
MSD RCOF SMA 2, LLC
MSD Private Credit Opportunity Master (ECI) Fund 2, L.P.
MSD Private Credit Opportunity Master Fund 2, L.P.
MSD Private Credit Opportunity Fund 2, L.P.
MSD Private Credit Opportunity Fund (Cayman) 2, L.P.
MSD Private Credit Opportunity Fund (Cayman) II, L.P.
Intermediate Fund PCOF 2, LLC
MSD PCOF Fund 2, Ltd
Onshore Intermediate Fund PCOF 2, LLC

MSD Onshore PCOF Fund 2, Ltd
MSD Private Credit Opportunity Master (ECI) Fund, L.P.
MSD Private Credit Opportunity Master (ECI) Fund II, L.P.
MSD Private Credit Opportunity Master Fund, L.P.
MSD Private Credit Opportunity Fund, L.P.
MSD Private Credit Opportunity Fund (Cayman), L.P.
MSD Private Credit Opportunity Fund II, L.P.
MSD BDC SPV I, LLC
MSD Real Estate Credit Opportunity Fund II-C, L.P.
MSD Real Estate Credit Opportunity Fund II, L.P.
MSD Credit REIT Holdings II, L.P.
MSD Special Investments Fund (Cayman) II, L.P.
MSD Special Investments Fund II, L.P.

One Vanderbilt, 26th Floor
New York, NY 10017

812-15320

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

MSD Investment Corp., et al. filed an application on April 14, 2022, and an amendment to the
application on July 8, 2022, requesting an order to amend a prior order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior
Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order
permitted certain business development companies and closed-end management investment
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On August 5, 2022, a notice of the filing of the application was issued (Investment Company Act
Release No. 34665). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by MSD Investment Corp., et al. (File No. 812-15320) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.